UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31438/ January 30, 2015

_____

In the Matter of   :
 :

Morgan Stanley Smith Barney LLC   :
Morgan Stanley Global Investment Solutions   :
 :

2000 Westchester Avenue   :
Purchase, New York 10577   :
 :

(812-14381)   :

_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A), (B) AND (C) OF
THE ACT, AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT

Morgan Stanley Smith Barney LLC and Morgan Stanley Global Investment Solutions
filed an application on October 22, 2014 requesting an order under section 12(d)(1)(J) of
the Investment Company Act of 1940 (the "Act") granting an exemption from sections
12(d)(1)(A), (B) and (C) of the Act, and under sections 6(c) and 17(b) of the Act granting
an exemption from sections 17(a) of the Act. The order would permit certain series of a
registered unit investment trust to acquire shares of certain registered management
investment companies and unit investment trusts that are within and outside the same
group of investment companies as the acquiring investment companies.

On January 5, 2015, a notice of the filing of the application was issued (Investment
Company Act Release No. 31404). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is appropriate in and
consistent with the public interest and consistent with the protection of investors and the
purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do
not involve overreaching, and the proposed transactions are consistent with the policies of
each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A), (B) and (C) of the Act, and under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and (2) of the Act by Morgan Stanley Smith Barney LLC and Morgan Stanley Global Investment Solutions (File No. 812-14381) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary